EXHIBIT 99.1

Brookfield Asset Management Reports 2019 Net Income and FFO and Announces Three-for-Two Stock Split

Net Income of $5.4 billion or $2.60 per share
FFO of $4.2 billion or $4.07 per share

BROOKFIELD NEWS, Feb. 13, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the year ended December 31, 2019.

Bruce Flatt, CEO of Brookfield, stated, “2019 was a successful year on many fronts. Fundraising was excellent with more than $30 billion raised during the year and now over $50 billion raised for this round of flagship funds. We invested over $30 billion into new opportunities during the year but continue to build liquidity, with approximately $65 billion of capital to deploy into investments globally.”

Operating Results

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2019	2018	2019	2018
Net income[1]	$1,638	$3,028	$5,354	$7,488
Per Brookfield share[2]	0.74	1.87	2.60	3.40
Funds from operations[2,3]	$1,204	$1,356	$4,189	$4,401
Per Brookfield share[2,3]	1.13	1.35	4.07	4.35
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Basis of Presentation on page 9 and a reconciliation of net income to FFO on page 6.

Net income and funds from operations (“FFO”) were $5.4 billion and $4.2 billion, respectively, for the year, benefiting from a number of acquisitions across the business as well as strong growth in our asset management franchise. The strong results were partially offset by lower fair value and continued disposition gains, compared to the prior year.

Fee-related earnings, before performance fees, contributed $1.2 billion to FFO in 2019, a 41% increase from the prior period. This reflects strong fundraising in our private funds, as well as unit price appreciation across our listed partnerships and the contribution of one quarter of fee-related earnings from Oaktree. Fee-related earnings in 2018 included $278 million of performance fees whereas we recorded no performance fees in 2019.

Our operating FFO from invested capital benefited from the strong performance of the underlying businesses as well as acquisitions, which more than offset the impact of dispositions made during the year. Total FFO decreased as the prior year included higher disposition gains primarily within our real estate and infrastructure businesses.

Three-for-Two Stock Split

The Board of Directors approved a three-for-two stock split of the company’s outstanding Class A Shares. The split will be implemented by way of a stock dividend whereby shareholders will receive one-half of a Brookfield Class A Share for each Class A and Class B Share held (i.e. one additional share for every two shares held). The stock dividend will be payable on April 1, 2020 to shareholders of record at the close of business on February 28, 2020. Fractional shares will be paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date.

Brookfield is undertaking the stock split to ensure its shares remain accessible to individual shareholders and to improve the liquidity of the shares. Importantly, the stock split will not dilute shareholders’ equity. The company is ascribing no monetary value to the stock dividend payable to shareholders and therefore the stock dividend will not be taxable in Canada or the United States, although any cash received for fractional shares will be taxable.

Brookfield’s Class A Shares will trade on a “due bill” basis from the opening of business on Thursday, February 27, 2020 (one day before the record date) until Wednesday, April 1, 2020 (the payment date), inclusively. Class A Shares trading with due bills will carry the right to receive the additional shares to be issued in connection with the stock dividend. Accordingly, ex-dividend (post-split) trading in the Class A Shares will commence on the Toronto Stock Exchange and New York Stock Exchange at the opening of business on Thursday, April 2, 2020.

Appointment of Nicholas Goodman as Chief Financial Officer

The Board of Brookfield Asset Management is pleased to announce the appointment of Nicholas Goodman as Chief Financial Officer. Mr. Goodman joined Brookfield in London in 2010 and has since held a number of senior finance roles across the organization, most recently as Treasurer for Brookfield Asset Management, directing global corporate finance, treasury operations and financial risk management. Prior to that, he was Chief Financial Officer of Brookfield Renewable Partners.

Mr. Goodman succeeds Brian Lawson as Chief Financial Officer. Mr. Lawson will continue to serve as a director of Brookfield and will provide guidance and advice on the company’s finance and risk management activities as a Vice Chair.

Appointment of Howard Marks to Board of Brookfield Asset Management

The Board of Brookfield Asset Management approved the appointment of Howard Marks, co-Chairman of Oaktree Capital Group, to the Board. Mr. Marks, who founded Oaktree in 1995, has been a leader in the alternative asset management industry for decades. To facilitate Mr. Marks’ appointment to the Board, Robert Harding, who has been with Brookfield for over 35 years, and served as a director of Brookfield Asset Management for more than 20 years, retired from the Board.  The Corporation and the Board extend their sincerest appreciation to Mr. Harding for his long-standing commitment and contribution to Brookfield and the Board, and on behalf of all investors welcome Mr. Marks to the Board.

Dividend Declaration

The Board declared a quarterly dividend of US$0.18 per share (representing US$0.72 per annum), payable on March 31, 2020 to shareholders of record as at the close of business on February 28, 2020. This represents an increase of approximately 12% over the current quarterly dividend rate and equates to a quarterly dividend of US$0.12 per share on a post-split basis. The first dividend payable post-split will occur on June 30, 2020, subject to Board approval. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Assets under management and fee-bearing capital grew during the year to $545 billion and $290 billion, respectively, as at December 31, 2019.

AUM and fee-bearing capital growth includes the acquisition of a 61.2% interest in Oaktree Capital Management in September 2019. In addition, the capitalization of our listed partnerships grew by 34%, reflecting unit price growth from strong performance across each of the businesses. Fee-bearing capital from our existing private fund strategies grew by 33% as we raised significant capital across our strategies and enhanced our distribution capabilities through new channels.

Subsequent to year end, we held the final close of our fourth flagship infrastructure fund, which reached a total fund size of $20 billion.

Based on strong investor demand, the fund attracted total capital commitments exceeding the original fundraising target. Over the last 24 months, we have raised approximately $50 billion across our flagship private fund strategies, including the close of our flagship real estate fund, Brookfield Strategic Real Estate Partners III at $15 billion, and our flagship private equity fund, Brookfield Capital Partners V at $9 billion, as well as additional co-investment capital relating to each fund. As at December 31, 2019, our latest flagship real estate, infrastructure and private equity funds were already approximately 45% invested or committed in aggregate, and we continue to see opportunity to deploy this capital globally.

Annualized fee revenues and target carried interest now stand at a run-rate of $5.8 billion.

Annualized fee revenues and annualized fee-related earnings are now $3.0 billion and $1.4 billion, respectively. Fee-related earnings, before performance fees, for 2019 increased by 41% over 2018, attributable to private fund capital raised and the increased capitalization of our listed partnerships, as well as one quarter of fee-related earnings related to Oaktree, at our share.

We remain focused on recycling capital across the business and returning capital to our investors. During 2019, we successfully realized $13 billion through asset sales across the portfolio. Asset monetizations within our private funds, predominantly in our first flagship real estate fund and fourth flagship private equity fund, led to the recognition of $600 million of realized carried interest into income in 2019, compared to $254 million in the prior year. Together with Oaktree, annualized target carried interest stands at $2.8 billion, or $1.6 billion net of costs.

We invested $32 billion of capital during the year across our businesses.

We invested approximately $5 billion for a 61.2% interest in Oaktree. In addition, our real estate operations made many investments globally, including an investment in the hospitality sector in India, and one in the retail sector in Dubai. We also acquired a business in the senior housing and assisted living sector in Australia. Our renewable power operations partnered to acquire a 50% interest in one of the world’s largest solar developers and we also doubled the size of our Asian operations, as well as our distributed generation businesses, and also made a sizable investment in a western Canadian based utility company. Our infrastructure business completed the acquisition of gas pipelines in North America and India, and data infrastructure businesses in South America and New Zealand, and at the end of December closed on the acquisition of one of the largest short-haul rail operators in North America, as well as a portfolio of pipeline assets. Our private equity operations acquired a leading global supplier of advanced automotive batteries and the second largest private healthcare provider in Australia. We also acquired a controlling interest in a residential mortgage insurer in Canada and announced an investment in a leading provider of work access solutions to industrial and commercial facilities.

We have approximately $65 billion of available liquidity to deploy into new investments.

At the end of the year, we had $51 billion of uncalled fund commitments available for transactions yet to close and new investments. We also had $13 billion of liquidity in the form of cash and financial assets, as well as long-dated, committed undrawn credit facilities, across our listed entities. Our liquidity is increasingly supplemented by the cash available for distribution and/or reinvestment.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	December 31	December 31
	2019	2018
Assets
Cash and cash equivalents	$6,778	$8,390
Other financial assets	12,468	6,227
Accounts receivable and other	18,469	16,931
Inventory	10,272	6,989
Assets classified as held for sale	3,502	2,185
Equity accounted investments	40,698	33,647
Investment properties	96,686	84,309
Property, plant and equipment	89,264	67,294
Intangible assets	27,710	18,762
Goodwill	14,550	8,815
Deferred income tax assets	3,572	2,732
Total Assets	$323,969	$256,281

Liabilities and Equity
Corporate borrowings	$7,083	$6,409

Accounts payable and other	43,077	23,989
Liabilities associated with assets classified as held for sale	1,690	812
Non-recourse borrowings in entities that we manage	136,292	111,809
Deferred income tax liabilities	14,849	12,236
Subsidiary equity obligations	4,132	3,876
Equity
Preferred equity	4,145	4,168
Non-controlling interests in net assets	81,833	67,335
Common equity	30,868	25,647
Total Equity	116,846	97,150
Total Liabilities and Equity	$323,969	$256,281

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2019	2018	2019	2018
Revenues	$17,819	$16,006	$67,826	$56,771
Direct costs	(13,848)	(12,680)	(52,728)	(45,519)
Other income and gains	313	585	1,285	1,166
Equity accounted income	737	408	2,498	1,088
Expenses
Interest	(1,852)	(1,477)	(7,227)	(4,854)
Corporate costs	(26)	(28)	(98)	(104)
Fair value changes	4	257	(831)	1,794
Depreciation and amortization	(1,309)	(927)	(4,876)	(3,102)
Income tax	(200)	884	(495)	248
Net Income	$1,638	$3,028	$5,354	$7,488

Net income attributable to:
Brookfield shareholders	$846	$1,884	$2,807	$3,584
Non-controlling interests	792	1,144	2,547	3,904
	$1,638	$3,028	$5,354	$7,488

Net income per share
Diluted	$0.74	$1.87	$2.60	$3.40
Basic	0.76	1.91	2.66	3.47

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2019	2018	2019	2018
Net income	$1,638	$3,028	$5,354	$7,488
Realized disposition gains in fair value changes or prior periods	192	543	621	1,445
Non-controlling interests	(1,955)	(1,844)	(7,161)	(6,015)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	91	222	143	1,284
Fair value changes	(4)	(257)	831	(1,794)
Depreciation and amortization	1,309	927	4,876	3,102
Deferred income taxes	(67)	(1,263)	(475)	(1,109)
Funds from operations[1,2]	$1,204	$1,356	$4,189	$4,401

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2019	2018	2019	2018
Asset management	$529	$393	$1,597	$1,317
Real estate	348	677	1,185	1,786
Renewable power	66	114	333	328
Infrastructure	105	95	464	602
Private equity	189	212	844	795
Residential	87	52	125	49
Corporate	(120)	(187)	(359)	(476)
Funds from operations[1,2]	$1,204	$1,356	$4,189	$4,401

Per share[3]	$1.13	$1.35	$4.07	$4.35
  Non-IFRS measure – see Basis of Presentation on page 9.
  Excludes amounts attributable to non-controlling interests.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2019	2018	2019	2018
Net income	$1,638	$3,028	$5,354	$7,488
Non-controlling interests	(792)	(1,144)	(2,547)	(3,904)
Net income attributable to shareholders	846	1,884	2,807	3,584
Preferred share dividends	(39)	(37)	(152)	(151)
Dilutive effect of conversion of subsidiary preferred shares	(39)	(18)	(74)	(105)
Net income available to common shareholders	$768	$1,829	$2,581	$3,328

Weighted average shares	1,007.1	957.6	968.6	957.6
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	26.7	18.2	23.7	19.8
Shares and share equivalents	1,033.8	975.8	992.3	977.4

Diluted earnings per share[2]	$0.74	$1.87	$2.60	$3.40
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2019	2018	2019	2018
Fee-related earnings[3], excluding performance fees	$362	$227	$1,169	$851
Our share of Oaktree’s distributable earnings	42	—	42	—
Distributions from investments	404	440	1,598	1,698
Other invested capital earnings
Corporate interest expense	(88)	(82)	(348)	(323)
Corporate costs and taxes	(53)	(57)	(135)	(163)
Other wholly owned investments	32	54	(36)	41
	(109)	(85)	(519)	(445)
Preferred share dividends	(39)	(37)	(152)	(151)
Add back: equity-based compensation	24	21	87	84
Cash available for distribution and/or reinvestment before carried interest and performance fees	684	566	2,225	2,037
Realized carried interest, net[3,4]	125	166	386	188
Performance fees	—	—	—	278
Cash available for distribution and/or reinvestment	$809	$732	$2,611	$2,503

     3. Excludes our share of Oaktree’s fee-related earnings and carried interest.
     4. Non-IFRS measure – see Basis of Presentation on page 9.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended December 31, 2019, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the year ended December 31, 2019, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2019 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 8681089) at approximately 10:50 a.m. EST. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight February 20, 2020. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 8681089.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Cash available for distribution and/or reinvestment, which is referring to the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes and hurricanes; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxiv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.